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                            December 9, 2021

       Anat Ashkenazi
       Senior VP and Chief Financial Officer
       Eli Lilly & Co
       Lilly Corporate Center
       Indianapolis, Indiana 46285

                                                        Re: Eli Lilly & Co
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 17,
2021
                                                            Form 8-K furnished
October 26, 2021
                                                            File No. 001-06351

       Dear Ms. Ashkenazi:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K furnished October 26, 2021

       Exhibit 99.1 Earnings Release
       Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information (Unaudited),
       page 26

   1. You include acquired in-process research and development as one of your non-GAAP adjustments and state
that these costs were associated with upfront payments for acquired in-process research and
development projects acquired in a transaction other than a
                                                        business combination.
You also include a similar non-GAAP adjustment in your earnings release for the year
ended December 31, 2020. Please address the following:
 Anat Ashkenazi
Eli Lilly & Co
December 9, 2021
Page 2
                For each asset acquisition for which you recorded acquired IPR&D in 2020 and the nine months ended September 30, 2021, clarify for us whether you acquired the associated research & development project outright or acquired the rights to the product candidate and/or related technology under a license agreement. In this regard, we note disclosures in both your Form 10-K for the year ended December 31,
              2020 and your Form 10-Q for the quarterly period ended September 30, 2021 that appear to distinguish between acquisitions and business development transactions or other collaborations.
                For each type of acquired IPR&D transaction (i.e., asset acquisitions, license agreements, etc.), explain to us why you believe it is appropriate to include non-
              GAAP adjustments for these upfront payments given that these expenditures appear to be normal, recurring, cash operating expenses necessary to operate your business.
              Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and
              Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Li Xiao at (202) 551- 4391 or Angela Connell, Accounting Branch
Chief, at (202) 551- 3426 with any questions.



FirstName LastNameAnat Ashkenazi                              Sincerely,
Comapany NameEli Lilly & Co
                                                              Division of
Corporation Finance
December 9, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName